SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/MF No. 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE TO THE MARKET

We transcribe below the inquiry sent by B3 S.A. - Brasil, Bolsa, Balcão (“B3”) to Ambev S.A. (“Company”) through Official Letter 28/2019-SAE (“Official Letter”), dated as of January 11, 2019, in light of the Cooperation Agreement executed with the Brazilian Securities Commission:

“In view of the last oscillations registered with the shares issued by this company, the number of trades and the amount negotiated, as set forth below, we request that it is informed, until 01/14/2019, if there is any fact of your knowledge that can justify them.”

In response to B3’s questioning, we inform that the Company’s management is not aware of an act or material fact that can justify the transactions involving the shares issued by the Company in B3’s trading sessions held during the period between 12.27.2018 and 01.11.2019.

São Paulo, January 14, 2019.

Ambev S.A.

Fernando Mommensohn Tennenbaum

Chief Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer